HAAS PETROLEUM ENGINEERING SERVICES, INC.

2100 ROSS AVENUE
SUITE 1450
DALLAS, TEXAS 75201
PHONE (214) 754-7090
FAX (214) 754-7092

April 17, 2008

Mr. Noel Daniel
Maxim TEP, Inc.
9400 Grogan's Mill Road, Ste 205
The Woodlands, TX 77380

Dear Mr. Daniel:

As requested, an estimate has been made of the crude oil and natural gas reserves owned by Maxim TEP, Inc. (hereinafter referred to as "Maxim") on various properties located in the Belton field, Muhlenberg County, Kentucky. As of January 1, 2008, Maxim's net Reserves, future net income ("FNI"), and net present worth discounted at 10 percent per annum ("NPV") have been estimated to be as follows:

TABLE 1

Reserve Class/Cat	Net Reserves - As of 1/1/2008 Oil & Condensate (bbl)	Natural Gas (Mcf)	FNI ($)	NPV Disc. @ 10% ($)
Proved Developed Producing	3,400	-	269,780	249,810
Proved Developed Behind Pipe	2,180	-	126,110	94,000
Total Proved	**5,580**	**-**	**395,890**	**343,810**

* Totals in Table 1 may not exactly match values in the attached cash flow summaries and tabular summaries due to computer rounding.

The total net Proved Producing Reserves are defined as those crude oil, condensate and natural gas reserves to the Maxim interests after deducting all royalties, overriding royalties and reversionary interests owned by outside parties that become effective upon payout of specified monetary balances. The above Proved Reserves categories conform to the classifications as defined by the Securities and Exchange Commission ("SEC").

- Proved reserves are those quantities of crude oil, condensate, and natural gas, which can be expected to be recovered in future years through existing wells under existing economic and operating methods.
- Proved Producing reserves are expected to be produced from existing completion interval(s) now open for production in existing wells.
- Proved Non-Producing reserves included shut-in and behind-pipe reserves. Shut-in reserves are expected to be recovered from completion intervals open at the time of the estimate, but which had not started producing. Behind-pipe reserves are expected to be produced through the existing wells in the predictable future, wand the cost of placing these reserves on production should be relatively small compared to the cost of a new well.

Future net income is after deducting estimated operating expenses, future development costs, severance taxes, and ad valorem taxes, but before Federal income taxes. Operating expenses used represent field level operating costs and COPAS fees.

Pursuant to SEC guidelines, prices and costs are held constant during the life of the projects. The year-end oil price of $87.75/Bbl was obtained using SEC pricing criteria from the last close of business day of December 2007.

Attached are summary tables of economic analysis of predicted future performance for each reserve category and in total. Other tables identify the properties appraised with summary reserves, and the economic factors applicable to each. A list of tables is included.

All oil reserves are expressed in United States barrels of 42 gallons, and natural gas reserves are expressed in thousand standard cubic feet (Mcf) at the contractual pressure and temperature bases.

All information pertaining to the character of ownership of Maxim in the properties appraised has been accepted as represented. It was not considered necessary to make a field examination of the appraised properties. Data used in performing this appraisal were obtained from the operators, public sources and our own files. Supporting work papers pertinent to the appraisal are retained in our files and are available to you or designated parties at your convenience.

It was beyond the scope of this Haas Petroleum Engineering Services, Inc. report to evaluate the potential environmental liability costs from the operation and abandonment of these properties. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the forecasts presented herein.

The Proved Reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the product prices and the costs incurred in recovering these reserves may vary from the price and cost assumptions in this report. In any case, quantities of Proved Reserves may increase or decrease as a result of future operations.

Respectfully submitted,

Haas Petroleum Engineering Services, Inc.

Robert W. Haas RW

Robert W. Haas, P. E.

Rodger L. Walker

Rodger L. Walker, P.E.

STATE OF TEXAS
RODGER L. WALKER
53835
LICENSED
PROFESSIONAL ENGINEER

RWH/RLW: arm
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